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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zions Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 12th Floor
(No. and Street)

Salt Lake City	Utah	84133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Anderson (801) 844-7653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

178 Rio Grande, Suite 400	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zions Direct, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public


NOTARY PUBLIC
ELIZABETH ANN NAKANO
Commission No. 672177
Commission Expires
NOVEMBER 15, 2017
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of ZB, National Association)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of ZB, National Association)

Statement of Financial Condition

Year Ended December 31, 2016

Contents



Building a better working world

Ernst & Young LLP
Suite 400
178 South Rio Grande Street
Salt Lake City, UT 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456

Report of Independent Registered Public Accounting Firm

The Board of Directors of Zions Direct, Inc.

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zions Direct, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of ZB, National Association)

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	5,647,806
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers, and others		947,189
Net receivables from affiliates		1,476,770
Trading securities owned, pledged as collateral, at fair value		16,005
Fixed assets, at cost, less accumulated depreciation and amortization of $588,326		4,970
Accrued interest receivable		195
Net deferred income tax assets		249,083
Prepaid expenses		59,363
Other assets		30,158
Total assets	$	11,782,166
Liabilities and stockholder's equity		
Payables to brokers, dealers, and others	$	1,123,447
Net payables to affiliates		994,727
Employee compensation payable		95,699
Other liabilities and accrued expenses		270,339
Total Liabilities		2,484,212
Stockholder's equity:		
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)		50,000
Additional paid-in capital		27,426,127
Retained deficit		(18,178,173)
Total Stockholder's Equity		9,297,954
Total Liabilities and Stockholder's Equity	$	11,782,166

See accompanying notes to Statement of Financial Condition.

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of ZB, National Association ("ZBNA" or "Parent"). ZBNA was formerly known as Zions First National Bank. ZBNA is a wholly-owned subsidiary of Zions Bancorporation, a bank holding company with operations in several western states. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker and dealer under the Securities Exchange Act of 1934.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, equities, unit investment trusts, annuities and insurance policies, municipal securities, and various other investment products. Trades for options are effected but not solicited.

The Company operates *zionsdirect.com*, an online brokerage service. At December 31, 2016, the Company also had registered representatives in its principal markets of Utah, California, and Washington.

The Company offered certificates of deposit (CDs) for ZBNA and affiliate banks through its online auction platform. For primary securities issues, the Company received an auction service provider fee from the underwriter based on the total amount auctioned. The Company also acted as principal in auctioning secondary securities offerings including CDs, corporate bonds, municipal bonds and agency bonds. Effective December 2016, the Company closed its online auction platform.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through National Financial Services (NFS). On a limited basis, the Company self-clears a small number of annuity transactions and mutual fund transactions directly with providers and earns a commission on these transactions. The Company does not carry customer balances or act as custodian for customer securities.

Effective in the fourth quarter of 2016, the Company changed clearing firms to Interactive Brokers LLC (IB). There was no material activity from this change in 2016. NFS will continue to serve in a clearing capacity, until IB assumes the trade execution, clearing and custody functions currently supported by NFS.

1. Organization and Ownership (continued)

For other securities transactions, the Company self-clears proprietary and institutional client trades under the delivery-versus-payment model through Depository Trust Company (DTC). The Company is a member of DTC and its affiliate, the National Securities Clearing Corporation (NSCC).

DTC/NSCC provides safekeeping and clearing services for the Company's securities inventory and self-cleared trades with other DTC/NSCC members.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund that totaled $5,536,842 as of December 31, 2016. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

DTC and NSCC require a cash deposit relative to the Company's self-clearing activity.

Trading Securities

Trading securities owned consist of fixed income bonds stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal securities revenues. Fair value is

2. Summary of Significant Accounting Policies (continued)

generally based on current market prices. If current market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

3. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Presentation of Financial Statements – Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted the standard in 2016. Management performed this assessment. There was no impact on the Company's results of operations and financial condition.

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Transactions with Customers

For transactions in which the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Based on experience, the Company expects the risk of such loss to be remote. At December 31, 2016, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. The Company is no longer subject to income tax examinations for years prior to 2012 for federal returns and 2011 for certain state returns.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between Zions Bancorporation and its subsidiaries. Deferred tax assets of the Company are offset with deferred tax liabilities.

As of December 31, 2016, current income taxes receivable totaled $1,481,289, which is included in net receivables from affiliates.

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized through Zions Bancorporation's consolidated tax return. Deferred tax assets of $268,693 relate principally to deferred compensation, accrued value sharing, non-qualified stock options, and restricted stock. deferred tax liabilities of $19,610 relate principally to depreciation of fixed assets.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2016.

7. Benefits

The Company participates in both Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 2% of employee contributions. Matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. Profit sharing contributions are also invested in Zions Bancorporation common stock.

The Company participates in the Zions Bancorporation employee stock option and incentive plan.

8. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2016, the Company had net capital, as defined by the Rule, of $7,293,663, which was $7,043,663 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.2558 to 1 at December 31, 2016.

9. Fair Value of Financial Instruments

The Company applies ASC Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy, utilized by the Company, uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data

All of the Company's financial instruments, totaling $16,005 at December 31, 2016, are carried at fair value or amounts approximating fair value using Level 2 inputs defined under ASC 820, which includes, but is not limited to, broker-dealer price quotations.

Assets, including receivables from brokers, dealers, and others are carried at contracted amounts, which approximate fair value. Similarly, liabilities, including payables to brokers, dealers, and others and payables to affiliate are carried at contracted amounts, which approximate fair value.

10. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. In

10. Concentrations of Credit Risk (continued)

the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of loss depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments and Contingent Liabilities

From time to time, the Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

During fourth quarter 2016, the Company terminated the contract with NFS. Due to the contract termination, the Company agreed to cover the fees associated with the transfer of the customers' accounts from NFS.

12. Related Party Transactions

Certain accounts receivable to affiliates and payables from affiliates are shown on the Statement of Condition net of offsets between the same counterparties.

The Company maintained $110,964 in cash accounts with ZBNA as of December 31, 2016.

12. Related Party Transactions (continued)

The Company's office space is located primarily in ZBNA banking facilities.

The Company reimburses ZBNA for allocated overhead costs for back office support. The total amount for these items, $994,772, is included in net payables to affiliates.

The Company has a $10 million line of credit bearing interest at one year LIBOR plus 1.45% (2.809% at December 31, 2016) with ZBNA. If the line of credit is utilized, there is an arrangement that Zions Bancorporation pledges its own securities as collateral. The line of credit was not used during 2016.

The line of credit is renewable on an annual basis and matures July 10, 2017. A fee based on the unused portion of the line of credit with ZBNA is calculated quarterly. The fee is equal to 0.40% of the unused amount based on the average unused balance of the credit facility for the previous quarter.

The Company, with respect to its securities business, has entered into a clearing arrangement with ZBNA to cover the cost of clearance personnel and technology platforms used to settle security transactions.

13. Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.